EXHIBIT 4.5

Form of Deferral Election Agreement for Deferred Share Unit Awards

under the

Sciele Pharma, Inc. 2007 Stock Incentive Plan

SCIELE PHARMA, INC.

2007 STOCK INCENTIVE PLAN

Deferral Election Agreement for Deferred Share Units

DEFERRAL AGREEMENT (the “Deferral Agreement”), made this         day of             ,        , by and between                                          (the “Participant”), and Sciele Pharma, Inc. (the “Company”).

WHEREAS, the Company has established the Sciele Pharma, Inc. 2007 Stock Incentive Plan (the “Plan”), and the Participant is eligible to participate in said Plan;

WHEREAS, Section 9(a) of the Plan permits the Committee to authorize deferral compensation elections with any deferred compensation being credited to Deferred Share Units (“DSUs”)  in accordance with Section 9 of the Plan;

NOW, THEREFORE, it is mutually agreed as follows:

1.            Term of Election.  This Deferral Agreement and the provisions of the Plan constitute the entire agreement between the parties, and will continue in full force and effect until you execute a superseding Deferral Agreement, or until revoked by you in a writing sent to and approved by the Committee, or until you cease service with the Company, or until the Plan is terminated by appropriate corporate action, whichever shall first occur.  This Deferral Agreement will become effective:

(a)                                  on the January 1st following the execution of this Deferral Agreement; or

(b)                                 on the first day of the next calendar month following the execution of this Deferral Agreement, but only if this Deferral Agreement is executed within the 30-day period after you first becomes eligible to make a deferral election pursuant to Section 9 of the Plan.

2.            Compensation being Deferred.  You make the following election (which shall supersede any prior election only to the extent of an election made affirmatively herein) to defer the following amount of fees/compensation for as long as this Deferral Agreement is in effect:

(a)                                           percent (        %) of the amount otherwise payable in cash.

(b)                                          percent (        %) of the amount otherwise payable in shares of the Company’s common stock.

(c)                                           percent (        %) of any Restricted Share Units (“RSUs”) in which the Participant earns a vested interest (but only if the underlying Award Agreement specifically authorizes deferral elections).

3.             Crediting, Vesting, and Distribution of Deferred Compensation.  The Company agrees to make DSU credits in accordance with Section 9 of the Plan and the elections that you make in the Distribution Election Agreement that is attached hereto as Exhibit A.

4.             Taxes.  Except to the extent otherwise specifically provided in another document establishing contractual rights for you, by signing this Award Agreement, you acknowledge that you shall be solely responsible for the satisfaction of any taxes that may arise pursuant to this Award (including taxes arising under Sections 409A or 4999 of the Code), and that neither the Company nor the Administrator shall have any obligation whatsoever to pay such taxes or otherwise indemnify or hold you harmless from any or all of such taxes.  The Committee shall nevertheless have the discretion –

(a)                                 to condition any issuance of Shares on your satisfaction of applicable employment and withholding taxes; and

(b)                                to unilaterally interpret this Deferral Agreement and the Plan in any manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any election of yours to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, that defers distributions pursuant to the Award until the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by you, subject to any valid second election to defer, that the Committee permits second elections to defer in accordance with Section 409A(a)(4)(C).

Notwithstanding anything to the contrary in this Deferral Agreement, if you are a “specified employee” (within the meaning of Internal Revenue Code Section 409A) on the date of your  separation from service, then any payments or benefits that otherwise would be payable under this Deferral Agreement within the first 180 days following your separation from service (the “409A Suspension Period”), shall instead be paid in a lump sum as soon as administratively feasible after the 181st day following your separation from service.  Each payment under this Deferral Agreement shall be considered a separate payment for purposes of Treasury Regulation Sections 1.409A-1(b)(4) and 1.409A-2(b)(2).  After the 409A Suspension Period, you will receive any remaining payments and benefits due pursuant to this Deferral Agreement in accordance with its terms (as if there had not been any suspension beforehand).

The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and this Deferral Agreement.

5.             Designation of Beneficiary.  Notwithstanding anything to the contrary contained herein or in the Plan, following the execution of this Deferral Agreement, you may expressly designate a beneficiary (the “Beneficiary”) to your rights and interest under this Deferral Agreement.  You shall designate the Beneficiary by completing and executing a designation of beneficiary agreement substantially in the form attached hereto as Attachment 1 to Exhibit A “Designation of Beneficiary”) and delivering an executed copy of the Designation of Beneficiary to the Company.

6.             Restrictions on Transfer of Award.  This Deferral Agreement may not be sold, pledged, or otherwise transferred without the prior written consent of the Committee.  Notwithstanding the foregoing, you may transfer this Deferral Agreement (i) by instrument to an inter vivos or testamentary trust (or other entity) in which each beneficiary is a permissible gift recipient, as such is set forth in subsection (ii) of this Section 11, or (ii) by gift to charitable institutions or by gift or transfer for consideration to any of your relatives as follows (or to an inter vivos trust, testamentary trust or other entity primarily for the benefit of any of your relatives as follows): any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, domestic partner, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and including adoptive relationships. Any transferee of your rights shall succeed to and be subject to all of the terms of this Award Agreement and the Plan.

7.             Conditions on Issuance of Shares; Transfer Restrictions.  Notwithstanding any other provision of the Plan or of this Deferral Agreement: (i) the Committee may condition your receipt of Shares on your execution of a shareholder agreement imposing terms generally applicable to other similarly-situated employee-shareholders; and (ii) any Shares issued pursuant to this Deferral Agreement shall be non-transferable until the first day of the seventh month following the termination of your Continuous Service.

8.             Notices.  Any notice or communication required or permitted by any provision of this Deferral Agreement to be given to you shall be in writing and shall be delivered electronically, personally, or sent by certified mail, return receipt requested, addressed to you at the last address that the Company had for you on its records.  Each party may, from time to time, by notice to the other party hereto, specify a new address for delivery of notices relating to this Deferral Agreement.  Any such notice shall be deemed to be given as of the date such notice is personally delivered or properly mailed.

9.             Binding Effect.  Except as otherwise provided in this Deferral Agreement or in the Plan, every covenant, term, and provision of this Deferral Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

10.           Modifications.  This Deferral Agreement may be modified or amended at any time, in accordance with Section 15 of the Plan and provided that you must consent in writing to any modification that adversely or materially affects your rights or obligations under this Deferral Agreement (with such an affect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code).

11.           Headings.  Section and other headings contained in this Deferral Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope or intent of this Deferral Agreement or any provision hereof.

12.           Severability.  Every provision of this Deferral Agreement and of the Plan is intended to be severable.  If any term hereof is illegal or invalid for any reason, such illegality or invalidity shall not affect the validity or legality of the remaining terms of this Deferral Agreement.

13.           Counterparts.  This Deferral Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

14.           Plan Governs.  By signing this Deferral Agreement, you acknowledge that you have received a copy of the Plan and that your Deferral Agreement is subject to all the provisions contained in the Plan, the provisions of which are made a part of this Deferral Agreement is subject to all interpretations, amendments, rules and regulations which from time to time may be promulgated and adopted pursuant to the Plan.  In the event of a conflict between the provisions of this Deferral Agreement and those of the Plan, the provisions of the Plan shall control.

15.           Not a Contract of Employment.  By executing this Deferral Agreement you acknowledge and agree that nothing in this Deferral Agreement or the Plan confers on you any right to continue an employment, service or consulting relationship with the Company, nor shall it affect in any way your right or the Company’s right to terminate your employment, service, or consulting relationship at any time, with or without Cause; and the Company would not have executed this Deferral Agreement but for these acknowledgements and agreements.

16.           Governing Law.  The laws of the State of Delaware shall govern the validity of this Deferral Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties hereto.

BY YOUR SIGNATURE BELOW, along with the signature of the Company’s representative, you and the Company agree that this Award is being made under and governed by the terms and conditions of this Award and the Plan.

SCIELE PHARMA, INC.

By:
Name:
Title:

PARTICIPANT

The undersigned Participant hereby accepts the terms of this Award and the Plan.

By:
Name:
Title:

EXHIBIT A

SCIELE PHARMA, INC.

2007 STOCK INCENTIVE PLAN

Distribution Election Agreement regarding Deferred Share Units

DISTRIBUTION AGREEMENT, made this         day of           ,           , by and between                                          (the “Participant”), and Sciele Pharma, Inc. (the “Company”), with respect to compensation that you defer pursuant to the terms and conditions of the Deferral Agreement (the “Deferral Agreement”) dated                           ,        between the Participant and the Company.

WHEREAS, the Company has established the Sciele Pharma, Inc. 2007 Stock Incentive Plan(the “Plan”), and you have elected to defer compensation and thereby to participate in said Plan and to accrue Deferred Share Units (“DSUs”) in accordance with Section 9 of the Plan;

NOW THEREFORE, it is mutually agreed as follows:

1.             Form and Time of Payment.  By the execution hereof, I agree to participate in the Plan, upon the terms and conditions set forth therein, and, in accordance therewith, elect to have my Account distributed to me in whole Shares (with cash being paid in lieu of fractional Shares), upon the earliest of the events checked below:

Event	Form of Distribution	Time of Distribution
☐ Death	☐ One lump sum distribution. ☐ Substantially equal annual payments over a period of years (up to 10).	☐ As soon as practicable. ☐ The next January 1st. ☐ Other: .
☐ Disability	☐ One lump sum distribution. ☐ Substantially equal annual payments over a period of years (up to 10).	☐ As soon as practicable. ☐ The next January 1st. ☐ Other: .
☐ Other Separation from Service	☐ One lump sum distribution. ☐ Substantially equal annual payments over a period of years (up to 10).	☐ As soon as practicable. ☐ The next January 1st. ☐ Other: .

☐ Change in Control	☐ One lump sum distribution. ☐ Substantially equal annual payments over a period of years (up to 10).	☐ As soon as practicable. ☐ The next January 1st. ☐ Other: .
☐ Specified Date	☐ One lump sum distribution. ☐ Substantially equal annual payments over a period of years (up to 10).	Date: , .

2.             Designation of Beneficiary.  In the event of my death before I have collected all of the benefits payable under the Plan, I hereby direct that any remaining benefits payable under the Plan be distributed to the beneficiary or beneficiaries I have designated pursuant to Attachment 1.

3.             Effect of Election.  I recognize and agree that the elections made in Section 1 hereof apply to the entire value of my Account, and these elections may only be changed at least one year in advance of the earliest date on which payments would otherwise commence pursuant to Section 2 hereof, and may only be changed pursuant to an election that conforms with the requirements set forth in Section 9(c)(ii) of the Plan.

With respect to the elections made in Section 2 hereof, I may, by submitting an effective superseding Distribution Election Form at any time and from time to time, prospectively change the beneficiary designation and the manner of payment to a beneficiary.  Such elections shall, however, become irrevocable upon my death.

4.             Taxes.  I recognize and agree that I am solely responsible and liable for the satisfaction of all income taxes and penalties that may arise in connection with my participation in the Plan (including any taxes arising under Section 409A of the Code).  The Company shall not have any obligation to indemnify or otherwise hold me or any of my beneficiaries harmless from any or all of such taxes, but has the discretion to take discretionary actions pursuant to Section 11(d) of the Plan.

5.             Mutual Commitments.  The Company agrees to make payment of all amounts due to me in accordance with the terms of the Plan and the elections I make herein.  I agree to be bound by the terms of the Plan, as in effect on the date hereof or properly amended hereafter.

6.             Incorporation of Terms by Reference. The terms of Sections 6 through 18 of the Deferral Agreement are incorporated herein by reference, and shall apply to this Distribution Agreement based on the understanding that references in such Sections to Deferral Agreement shall refer to this Distribution Agreement for purposes hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above-written.

SCIELE PHARMA, INC.

By:
Printed Name:
A duly authorized executive officer

PARTICIPANT

Printed Name:

Attachment 1

SCIELE PHARMA, INC.

2007 STOCK INCENTIVE PLAN

Designation of Death Beneficiary

In the event of my death or “Disability” within the meaning of the Sciele Pharma, Inc. 2007 Stock Incentive Plan (the “Plan”), I hereby designate the following person to be my beneficiary for the Award(s) (within the meaning of the Plan) identified below:

Name of Beneficiary:

Address:

Social Security No.:

This beneficiary designation of mine relates to any and all of my rights under the following Award or Awards:

☐            any Award that I have received or ever receive in the future under the Plan.

☐            the                                      Award that I received pursuant to an award agreement dated                         ,          between me and Sciele Pharma, Inc. (the “Company”).

I understand that this beneficiary designation operates to entitle the above-named beneficiary to succeed, in the event of my death, to any and all of my rights under the Award(s) designated above, and shall be effective from the date this form is delivered to the Company until such date as I revoke this designation.  A revocation shall occur only if I deliver to an executive officer of the Company either (i) a written revocation of this designation that is signed by me and notarized, or (ii) a designation of death beneficiary, in the form set forth herein, that is executed and notarized on a later date.

Date:

Your Signature:

Your Name (printed):

Sworn to before me this

        day of                      , 200

Notary Public

County of

State of

1

EXHIBIT B

SCIELE PHARMA, INC.

2007 STOCK INCENTIVE PLAN

Plan Document

(Intentionally Omitted)

EXHIBIT C

SCIELE PHARMA, INC.

2007 STOCK INCENTIVE PLAN

Long-Term Consideration and

Company Recovery for Breach

By signing and accepting your Award Agreement, you recognize and agree that the Company’s key consideration in granting this Award is securing your long-term commitment to serve as its                    [include job title or description] who will advance and promote the Company’s business interests and objectives.  Accordingly, you agree that this Award shall be subject to the terms and conditions set forth in Section 25 of the Plan (relating to the termination, rescission, and recapture if you violate certain commitments made therein to the Company), as well as to the following terms and conditions as material and indivisible consideration for this Award:

(a)           Fiduciary Duty.  During your employment with the Company you shall devote your full energies, abilities, attention and business time to the performance of your job responsibilities and shall not engage in any activity which conflicts or interferes with, or in any way compromises, your performance of such responsibilities.

(b)           Confidential Information.  You recognize that by virtue of your employment with the Company, you will be granted otherwise prohibited access to confidential information and proprietary data which are not known, and not readily accessible to the Company’s competitors.  This information (the “Confidential Information”) includes, but is not limited to, current and prospective customers; the identity of key contacts at such customers; customers’ particularized preferences and needs; marketing strategies and plans; financial data; personnel data; compensation data; proprietary procedures and processes; and other unique and specialized practices, programs and plans of the Company and its customers and prospective customers.  You recognize that this Confidential Information constitutes a valuable property of the Company, developed over a significant period of time and at substantial expense.  Accordingly, you agree that you shall not, at any time during or after your employment with the Company, divulge such Confidential Information or make use of it for your own purposes or the purposes of any person or entity other than the Company.

(c)           Non-Solicitation of Customers.  You recognize that by virtue of your employment with the Company you will be introduced to and involved in the solicitation and servicing of existing customers of the Company and new customers obtained by the Company during your employment.  You understand and agree that all efforts expended in soliciting and servicing such customers shall be for the permanent benefit of the Company.  You further agree that during your employment with the Company you will not engage in any conduct which could in any way jeopardize or disturb any of the Company’s customer relationships.  You also recognize the Company’s legitimate interest in protecting, for a reasonable period of time after your employment with the Company, the Company’s customers.  Accordingly, you agree that, for a period beginning on the date hereof and ending one (1) year after termination of your employment with the Company, regardless of the reason for such termination, you shall not, directly or indirectly, without the prior written consent of the Chairman of the Company, market, offer, sell or otherwise furnish

1

any products or services similar to, or otherwise competitive with, those offered by the Company to any customer of the Company.

(d)           Non-Solicitation of Employees.  You recognize the substantial expenditure of time and effort which the Company devotes to the recruitment, hiring, orientation, training and retention of its employees.  Accordingly, you agree that, for a period beginning on the date hereof and ending two (2) years after termination of your employment with the Company, regardless of the reason for such termination, you shall not, directly or indirectly, for yourself or on behalf of any other person or entity, solicit, offer employment to, hire or otherwise retain the services of any employee of the Company.

(e)           Non-Competition.  Reserved

(f)            Survival of Commitments; Potential Recapture of Award and Proceeds.  You acknowledge and agree that the terms and conditions of this Section regarding confidentiality and non-solicitation [and non-competition] shall survive both (i) the termination of your employment with the Company for any reason, and (ii) the termination of the Plan, for any reason.  You acknowledge and agree that the grant of Deferred Share Units in this Award Agreement is just and adequate consideration for the survival of the restrictions set forth herein, and that the Company may pursue any or all of the following remedies if you either violate the terms of this Section or succeed for any reason in invalidating any part of it (it being understood that the invalidity of any term hereof would result in a failure of consideration for the Award):

(i)            declaration that the Award is null and void and of no further force or effect;

(ii)                               recapture of any cash paid or Shares issued to you, or any designee or beneficiary of you, pursuant to the Award;

(iii)                            recapture of the proceeds, plus reasonable interest, with respect to any Shares that are both issued pursuant to this Award and sold or otherwise disposed of by you, or any designee or beneficiary of you.

The remedies provided above are not intended to be exclusive, and the Company may seek such other remedies as are provided by law, including equitable relief.

(g)           Acknowledgement.  You acknowledge and agree that your adherence to the foregoing requirements will not prevent you from engaging in your chosen occupation and earning a satisfactory livelihood following the termination of your employment with the Company.

2